

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 18, 2011

VIA U.S. MAIL AND FAX (360) 828-0705
Mr. James D. Miller
Vice President – Finance, Treasurer and Secretary
Barrett Business Services Inc.
8100 N.E. Parkway Drive
Suite 200
Vancouver, Washington 98662

Re: **Barrett Business Services Inc.
Form 8-K filed March 17, 2011
File No. 0-21886**

Dear Mr. Miller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure that management had concluded that a "change in accounting method for legal expenses incurred for the administration of workers' compensation claims by the Company's captive insurance subsidiary" should be made and that the financial statements for all periods beginning January 1, 2007 should be restated to reflect the effect of this change. Additionally, the Company is also evaluating the preferability of making a conforming change to its accounting method for legal expenses incurred for the administration of workers' compensation claims that arose prior to the formation of the insurance captive subsidiary. We believe that you should revise your disclosure to refer solely to an "error" in accounting for the subject legal expenses, and delete any reference to a "change in accounting method" and additionally, the "preferability of making a conforming change."

If you disagree, please tell us why your accounting method for the subject legal expenses, which were previously expensed when incurred, was in compliance with US GAAP. Refer to your basis in the accounting literature.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Kathryn Jacobson at (202) 551-3365.

Sincerely,

Larry Spirgel
Assistant Director